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                                May 17, 2023

       Sarah Newell
       Vice President
       Pacific Coast Oil Trust
       The Bank of New York Mellon Trust Company, N.A. Trustee
       601 Travis Street, 16th Floor
       Houston, TX 77002

                                                        Re: Pacific Coast Oil
Trust
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed May 4, 2023
                                                            File No. 001-35532

       Dear Sarah Newell:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       PRE 14A filed May 4, 2023

       General

   1. Please revise the proxy statement and form of proxy to clearly identify that they are preliminary. See Rule
14a-6(e)(1).
   2. Please flip the two images of the proxy card so that the front side is presented first.
   3. Please explain the basis for the disclosure stating that the Trust will bear the costs of the
                                                        Special Meeting if the
proposal to amend the Trust Agreement is approved. On its face, the wording of the
amendment appears to be ambiguous as to whether the costs of the
                                                        Special Meeting itself
(as opposed to the costs of future special meetings) would need to be covered.
   4. We note the following disclosure on page 3 (as well as similar disclosure in the third
 Sarah Newell
FirstName  LastNameSarah Newell
Pacific Coast Oil Trust
Comapany
May        NamePacific Coast Oil Trust
     17, 2023
May 17,
Page  2 2023 Page 2
FirstName LastName
         paragraph on page 8 and at the bottom of page 9): "Removal of the Trustee requires the affirmative vote of Unitholders who, as of the Record Date, held Trust Units representing a majority in interest of the Trust Units represented in person or by proxy at the Special
         Meeting (assuming a quorum is present). Accordingly, abstentions and broker non-votes will have the effect of votes 'AGAINST' this Proposal." Please explain the legal basis for making the statement in the final sentence. In that regard, we note that Section 8.03 of the
         Trust Agreement includes the following provision: "Abstentions and broker non-votes shall not be deemed to be a vote cast."
5. Please advise us as to why the Trust has not filed any 10-K's or 10-Q's since 2019.
Solicitation and Revocability of Proxies, page 5

6. We note the disclosure in the third paragraph on page 5, which appears to be focused more on the solicitation efforts of Shipyard Capital than on the solicitation efforts of the
         Trustee. Please revise to provide clear disclosure regarding the Trustee's solicitation efforts that is fully responsive to the requirements of Item 4 of
Schedule 14A.
Attending the Special Meeting, page 6

7. We note the following disclosure on page 7 (and similar disclosure on page 1): "If you are a Beneficial Owner, you should have received a Proxy Card and voting instruction form from your broker, bank or other agent rather than directly from the Trust. Simply complete and mail the Proxy Card as instructed by your broker, bank or other agent to ensure that your vote is counted." It is our understanding that, generally, street name holders receive voting instruction forms, but not proxy cards, from their banks or brokers.
         Please advise.
Proposal One: Removal of the Trustee, page 9

8.       Please define "PCEC."
Directors and Executive Officers and Corporate Governance, page 12

9. We note the following statement: "The Trustee is a corporate trustee that may be removed by the affirmative vote of the holders of not less than a majority of the outstanding Trust
         Units at a meeting at which a quorum is present" (emphasis added). This disclosure appears to contradict the formulation used elsewhere in the filing, which instead speaks to
         "a majority in interest of the Trust Units represented in person or by proxy at the Special
         Meeting." Please revise, or advise. Similarly, please revise (or justify) the following disclosure at the top of page 11: "...affirmative vote of Unitholders owning more than
         50% but less than 75% of the outstanding Trust Units..." (emphasis added).
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Sarah Newell
Pacific Coast Oil Trust
May 17, 2023
Page 3

       Please direct any questions to Michael Killoy at (202) 551-7576 or David Plattner at
(202) 551-8094.



                                                           Sincerely,
FirstName LastNameSarah Newell
                                                           Division of
Corporation Finance
Comapany NamePacific Coast Oil Trust
                                                           Office of Mergers &
Acquisitions
May 17, 2023 Page 3
cc:       Troy Harder
FirstName LastName